InVivo Therapeutics Holdings Corp.

One Kendall Square, Suite B14402

Cambridge, Massachusetts 02139

April 26, 2013

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel

Re:	InVivo Therapeutics Holdings Corp.
Schedule TO-I
Filed April 8, 2013
File No. 005-85686

Dear Mr. Orlic:

This letter is submitted on behalf of InVivo Therapeutics Holdings Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule TO-I filed on April 8, 2013, as set forth in your letter to the Company dated April 16, 2013 (the “Comment Letter”).

For reference purposes, the text of the Staff comments contained in the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto. In addition, the Company has today filed with the Commission Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”) which incorporates the Company’s responses to the Staff’s comments.

Offer to Exchange, dated April 8, 2013

1.	Refer to the following sentence on page 6: “We are not making, and will not make, the Offer to holders of Eligible Warrants in any state or other jurisdiction in which the Offer would not be in compliance with the laws of such state or other jurisdiction.” Similar disclosure appears on page 11. Please explain to us how limiting participation in this manner is consistent with Exchange Act Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law. See also the Commission’s guidance in SEC Release No. 34-58597, Part II.G.1 (September 19, 2008).

Securities and Exchange Commission

April 26, 2013

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure on page 6 and elsewhere in the Offer to Exchange to delete the language purporting to limit participation in the exchange in any state or other jurisdiction.

6. Extension of the Offer; Termination; Amendment, page 13

2.	Please describe how the offeror could “increase or decrease the number of Eligible Warrants eligible to participate in this Offer.” In this regard, please tell us if any other warrants are outstanding, and whether those warrants have anti-dilution provisions. Please confirm that any decrease in the number of Eligible Warrants would be done in a manner consistent with Rule 13e-4(f)(8)(i), and advise us as to how this would be accomplished. We also note that, if this disclosure is intended to address circumstances covered by Rule 14e-1(b), that rule addresses the percentage of the class of securities being sought, rather than the number of securities of the class of securities being sought.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure to refer only to a decrease in the Eligible Warrants that may be exchanged in the offer. As described in Section 2 of the Offer to Exchange, the Eligible Warrants consist of (i) warrants issued in connection with the closing of a merger (the “Merger Warrants”), (ii) warrants issued to accredited investors in a private placement (the “Investor Warrants”), and (iii) warrants issued to the placement agent as compensation for services in connection with the private placement (the “Placement Agent Warrants”). All of these warrants include an anti-dilution provision and, as stated in Section 1 of the Offer to Exchange, the primary purpose of the offer is to exchange these warrants for new warrants that no longer contain the anti-dilution provision. Other than the Eligible Warrants, the Company has outstanding three warrants to purchase an aggregate of 395,353 shares issued to accredited investors, none of which include the anti-dilution provisions of the Eligible Warrants. However, the Investor Warrants differ from the other Eligible Warrants because the Investor Warrants include a redemption provision that permits the Company to redeem the Investor Warrants if certain conditions occur, thus making the Investor Warrants a separate class of Eligible Warrants. Because such conditions could occur during the offer period, the Company may terminate the offer with respect to all Investor Warrants and, in this event, all Investor Warrants would be treated the same. If the Company should terminate the offer with respect to the Investor Warrants, the termination would result in a decrease in the total number of Eligible Warrants eligible to be exchanged in the offer. If the Company determines to terminate the offer with respect to the Investor Warrants, it will disclose the determination promptly and, consistent with Rule 14e-1(b), extend the offer with respect to the other Eligible Warrants for an additional 10 business days from the date notice of the termination is given.

Securities and Exchange Commission

April 26, 2013

8. Conditions of the Offer, page 14

3.	We note the disclosure on page 16 that you may terminate or amend the offer with respect to the Investor Warrants if at any time before the expiration of the offer the closing bid price of the company’s common stock equals or exceeds $2.80 per share for 20 consecutive trading days. Please revise your disclosure to address any implications under Rule 13e-4(f)(1)(ii) and Rule 14e-1(b).

Response to Comment No. 3

As noted above in response to the Staff’s comment number 2, if the Company terminates the offer with respect to the Investor Warrants, it will promptly announce the termination and, consistent with Rule 14e-1(b), extend the offer with respect to the remaining Eligible Warrants for an additional 10 business days from the date notice of the termination is given and accordingly have revised the disclosure as set forth in the Amendment No. 1.

12. Interests of Directors and Executive Officers; Transactions and Arrangements, page 21

4.	Refer to the following sentence on page 22: “To the best of our knowledge, none of our directors or executive officers has engaged in transactions involving the Eligible Warrants during the past 60 days. Please tell us why you need to qualify your disclosure as “to the best of [your] knowledge.” Explain what prevents you from knowing and disclosing this information. Alternatively, please remove the qualification. See the Instructions to Item 1008(b) of Regulation M-A.

Response to Comment No. 4

In response to the Staff’s comment, the Company has deleted the qualification “to the best of our knowledge” appearing on page 22 of the Offer to Exchange.

Financial Information, page 20

5.	Please disclose the ratio of earnings to fixed charges. See Item 1010(c)(4) of Regulation M-A. Please similarly address the pro forma effect of the transaction on this ratio. See Item 1010(c)(6) and Item 1010(b)(2) of Regulation M-A.

Response to Comment No. 5

In response to of the Staff’s comment, we have included the ratio of earnings to fixed charges information in Amendment No. 1, including the pro forma effect of the transaction on the ratio.

Securities and Exchange Commission

April 26, 2013

Election to Participate

6.	We note that the offer is limited to warrant holders who “have such knowledge and experience in financial and business matters that [they are] capable of evaluating the merits and risks of investment in the new warrant(s).” Please provide an analysis as to how this limitation is consistent with Rule 13e-4(f)(8)(i), which requires that the offer be open to all warrant holders.

Response to Comment No. 6

In response to the Staff’s comment, the Company has deleted the limitation from the Election to Participate.

7.	It is inappropriate to require representations that operate as disclaimers or waivers of rights. Please delete the language in the Election to Participate requiring the warrant holder to represent and warrant that the person has “had the opportunity to review the current business prospects, financial condition and operating history of the Company,” has “had the opportunity to ask questions and receive answers from the Company” and has “all the information I consider necessary or appropriate for deciding whether to accept the offer.”

Response to Comment No. 7

In response to the Staff’s comment, the Company has deleted the representations and warranties from the Election to Participate.

*     *     *     *     *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 26, 2013

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 863-5500, or Bradley A. Jacobson, Esq., our outside legal counsel, at (617) 310-6205.

Sincerely,

/s/ Francis M. Reynolds
Francis M. Reynolds
Chief Executive Officer and Chief Financial Officer

cc:	Alexandra M. Ledbetter, Attorney-Advisor

Office of Mergers and Acquisition

Bradley A. Jacobson, Esq.

Greenberg Traurig, LLP